UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025
Commission File Number: 001-38929

Fiverr International Ltd.
(Translation of registrant’s name into English)

8 Eliezer Kaplan Street
Tel Aviv 6473409, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

The information included under “Explanatory Note” in this Report on Form 6-K is incorporated by reference into Fiverr International Ltd. (the “Company”) registration statements on Form F-3 (File No. 333-285050) and Form S-8 (File Nos. 333-232310, 333-237511, 333-248580, 333-253261, 333-262814, 333-262817, 333-270990, 333-270992, 333-277268, 333-277270, 333-285048 and 333-285049) and shall be part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. Exhibit 99.1 is not incorporated by reference.

EXPLENATORY NOTE

On September 15, 2025, Fiverr International Ltd. (the “Company”) announced that it is undergoing a transformation as part of its focus on AI initiatives, which involves a reduction in force of approximately 250 team members across various departments to create a leaner and more efficient organization. A copy of the Company’s Chief Executive Officer letter to employees about this transformation is furnished hereto as Exhibit 99.1.

Forward-Looking Statements

This Report on Form 6-K (the “Form 6-K”) contains forward-looking statements. All statements contained in this Form 6-K that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the reduction in force and expected implications. These forward-looking statements are based on management's current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from our expectations expressed or implied by the forward-looking statements, including without limitation the important factors discussed under the caption “Risk Factors” in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on February 19, 2025, and our other reports filed with the SEC. Any such forward-looking statements represent management’s estimates as of the date of this Form 6-K. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Fiverr International Ltd.

Date: September 15, 2025	By: /s/ Gurit Kainnan Vardi Name: Gurit Kainnan Vardi Title: EVP and General Counsel